

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

      Re: Collectable Sports Assets, LLC
            Post-qualification Amendment No. 6 to Offering Statement on Form 1-A
            Filed December 11, 2020
            File No. 024-11178

Dear Mr. Levine:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if you have questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services